EXHIBIT 99.1

POET Technologies to Announce Third Quarter 2018 Financial Results on November 28

Business and Technical Update Conference Call on November 29

SAN JOSE, Calif., Nov. 20, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today announced the Company will distribute its third quarter 2018 financial results on Wednesday, November 28, 2018 after market close.

Additionally, the Company will host a business and technical update conference call on Thursday, November 29, 2018 at 8:00 a.m. Pacific Time. The conference call will be led by POET’s Chief Executive Officer, Dr. Suresh Venkatesan, who will be joined by Thomas Mika, Chief Financial Officer and Rich Zoccolillo, Senior Vice President of Strategic Marketing and Product Management.

Analysts and investors are invited to join the conference call using the following information:

Date: Thursday, November 29, 2018
Time: 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time)
U.S./Canada Conference Call Number: 1-866-688-4315
International Call Number: +1-409-217-8326
Pass code: 1363666

A live audio webcast and archived replay of the business and technical update conference call, as well as associated presentation materials will be available on the day of the conference call in the Investor Relations section of POET’s website at www.poet-technologies.com.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook, as well as the success of the Company’s manufacturing ramp and datacom product development efforts. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology. They also include statements regarding the timing of the distribution of its third quarter financial results and hosting a business and technical update conference call.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products on devices targeting next generation access networks, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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